Exhibit 99.6
Form of Release to Stock Exchanges

INDEPENDENT Auditor’s Report ON THE AUDIT OF THE CONSOLIDATED FINANCIAL RESULTS

To The Board of Directors of INFOSYS Limited

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of INFOSYS Limited (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”) for the quarter and nine months ended December 31, 2021, (the “Statement”) being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

i.	includes the results of the entities as given in the Annexure to this report;
ii.	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and
iii.	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the consolidated net profit and consolidated total comprehensive income and other financial information of the Group for the quarter and nine months ended December 31, 2021.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for audit of the consolidated financial results section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the consolidated financial results under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Consolidated Financial Results

This Statement, which is the responsibility of the Company’s Management and approved by the Company’s Board of Directors, has been compiled from the audited interim condensed consolidated financial statements for the quarter and nine months ended December 31, 2021. The Company’s Board of Directors is responsible for the preparation and presentation of these consolidated financial results that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations.

The respective Boards of Directors of the companies included in the Group are responsible for maintenance of the adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial results by the Directors of the Company, as aforesaid.

In preparing the consolidated financial results, the respective Boards of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intends to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the consolidated financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.
•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the consolidated financial results, including the disclosures, and whether the consolidated financial results represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the Financial Information of the entities within the Group to express an opinion on the consolidated financial results. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the consolidated financial results of which we are the independent auditors.

Materiality is the magnitude of misstatements in the consolidated financial results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the consolidated financial results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the consolidated financial results.

We communicate with those charged with governance of the Company and such other entities included in the consolidated financial results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm’s Registration No. 117366W/W-100018)

Place: Mumbai Date: January 12, 2022	Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 22039826AAAAAB4307

Annexure to Auditor’s Report

List of Entities:

1.	Infosys Technologies (China) Co. Limited
2.	Infosys Technologies S. de R. L. de C. V.
3.	Infosys Technologies (Sweden) AB.
4.	Infosys Technologies (Shanghai) Company Limited
5.	Infosys Nova Holdings LLC.
6.	EdgeVerve Systems Limited
7.	Infosys Austria GmbH
8.	Skava Systems Private Limited (under liquidation)
9.	Kallidus Inc. (liquidated effective March 9, 2021)
10.	Infosys Chile SpA
11.	Infosys Arabia Limited
12.	Infosys Consulting Ltda.
13.	Infosys CIS LLC (liquidated effective January 28, 2021)
14.	Infosys Luxembourg S.a.r.l
15.	Infosys Americas Inc.
16.	Infosys Public Services, Inc.
17.	Infosys Canada Public Services Inc. (liquidated effective November 23, 2021)
18.	Infosys BPM Limited
19.	Infosys (Czech Republic) Limited s.r.o.
20.	Infosys Poland Sp Z.o.o
21.	Infosys McCamish Systems LLC
22.	Portland Group Pty Ltd
23.	Infosys BPO Americas LLC.
24.	Infosys Consulting Holding AG
25.	Infosys Management Consulting Pty Limited
26.	Infosys Consulting AG
27.	Infosys Consulting GmbH
28.	Infosys Consulting S.R.L (Romania)
29.	Infosys Consulting SAS
30.	Infosys Consulting s.r.o. (liquidated effective December 16, 2021)
31.	Infosys Consulting (Shanghai) Co., Ltd. (liquidated effective September 01, 2021)
32.	Infy Consulting Company Limited
33.	Infy Consulting B.V.
34.	Infosys Consulting Sp. Z.o.o (merged with Infosys Poland Sp Z.o.o effective October 21, 2020)
35.	Lodestone Management Consultants Portugal, Unipessoal, Lda. (liquidated effective November 19, 2020)
36.	Infosys Consulting S.R.L (Argentina)
37.	Infosys Consulting (Belgium) NV
38.	Panaya Inc.
39.	Panaya GmbH
40.	Panaya Limited.
41.	Brilliant Basics Holdings Limited
42.	Brilliant Basics Limited
43.	Brilliant Basics (MENA) DMCC (liquidated effective July 17, 2020)
44.	Infosys Consulting Pte Ltd.
45.	Infosys Middle East FZ LLC
46.	Fluido Oy
47.	Fluido Sweden AB (Extero)
48.	Fluido Norway A/S
49.	Fluido Denmark A/S
50.	Fluido Slovakia s.r.o
51.	Fluido Newco AB (merged with Fluido Sweden AB effective December 18, 2020)
52.	Infosys Compaz PTE. Ltd
53.	Infosys South Africa (Pty) Ltd
54.	WongDoody Holding Company Inc. (merged with WongDoody, Inc effective December 31, 2021)
55.	WDW Communications, Inc. (merged with WongDoody, Inc effective December 31, 2021)
56.	WongDoody, Inc
57.	HIPUS Co., Ltd.
58.	Stater N.V.
59.	Stater Nederland B.V.
60.	Stater Duitsland B.V. (merged with Stater N.V effective December 23, 2020)
61.	Stater XXL B.V.
62.	HypoCasso B.V.
63.	Stater Participations B.V.
64.	Stater Deutschland Verwaltungs-GmbH (merged with Stater Duitsland B.V. effective December 18, 2020)
65.	Stater Deutschland GmbH & Co. KG (merged with Stater Duitsland B.V. effective December 18, 2020)
66.	Stater Belgium N.V./S.A.
67.	Outbox systems Inc. dba Simplus (US)
68.	Simplus North America Inc. (liquidated effective April 27, 2021)
69.	Simplus ANZ Pty Ltd.
70.	Simplus Australia Pty Ltd
71.	Sqware Peg Digital Pty Ltd (liquidated effective September 02, 2021)
72.	Simplus Philippines, Inc.
73.	Simplus Europe, Ltd. (liquidated effective July 20, 2021)
74.	Infosys Fluido UK, Ltd. (formerly Simplus U.K, Ltd)
75.	Infosys Fluido Ireland, Ltd. (formerly Simplus Ireland, Ltd)
76.	Infosys Limited Bulgaria EOOD (incorporated effective September 11, 2020)
77.	Infosys BPM UK Limited (incorporated effective December 09, 2020)
78.	Blue Acorn LLC (acquired on October 27, 2020)
79.	Beringer Commerce Inc renamed as Blue Acorn iCi Inc. (acquired on October 27, 2020)
80.	Beringer Capital Digital Group Inc (acquired on October 27, 2020)
81.	Mediotype LLC (acquired on October 27, 2020)
82.	Beringer Commerce Holdings LLC (acquired on October 27, 2020)
83.	SureSource LLC (acquired on October 27, 2020)
84.	Simply Commerce LLC (acquired on October 27, 2020)
85.	iCiDIGITAL LLC (acquired on October 27, 2020)
86.	Kaleidoscope Animations, Inc; (acquired on October 09, 2020)
87.	Kaleidoscope Prototyping LLC; (acquired on October 09, 2020)
88.	GuideVision s.r.o (acquired on October 01, 2020)
89.	GuideVision Deutschland GmbH (acquired on October 01, 2020)
90.	GuideVision Suomi Oy (acquired on October 01, 2020)
91.	GuideVision Magyarorszag Kft (acquired on October 01, 2020)
92.	GuideVision Polska SP Z.O.O (acquired on October 01, 2020)
93.	GuideVision UK Ltd (acquired on October 01, 2020)
94.	Infosys Turkey Bilgi Teknolojikeri Sirketi (incorporated effective December 30, 2020)
95.	Infosys Germany Holding Gmbh (incorporated on March 23, 2021)
96.	Infosys Automotive and Mobility GmbH & Co. KG, a partnership firm (formed on March 28, 2021).
97.	Stater GmbH (incorporated on August 4, 2021)
98.	Infosys Green Forum (incorporated on August 31, 2021)
99.	Global Enterprise International (Malaysia) Sdn. Bhd. (acquired on December 14, 2021)
100.	Infosys Employees Welfare Trust
101.	Infosys Employee Benefits Trust
102.	Infosys Science Foundation
103.	Infosys Expanded Stock Ownership Trust

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF THE STANDALONE FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Opinion

We have audited the accompanying Statement of Standalone Financial Results of INFOSYS LIMITED (the “Company”), for the quarter and nine months ended December 31, 2021, (the “Statement”), being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and

b.	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the net profit and total comprehensive income, and other financial information of the Company for the quarter and nine months ended December 31, 2021.

Basis for Opinion

We conducted our audit of the Statement in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Results under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Standalone Financial Results

This Statement, which is the responsibility of the Company’s Management and approved by the Board of Directors, has been compiled from the related audited interim condensed standalone financial statements for the quarter and nine months ended December 31, 2021. The Company’s Board of Directors is responsible for the preparation and presentation of the standalone financial results that give a true and fair view of the net profit and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial results that give a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the standalone financial results, the Board of Directors is responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the standalone financial results as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the standalone financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.
•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the standalone financial results, including the disclosures, and whether the standalone financial results represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the standalone financial results of the Company to express an opinion on the standalone financial results.

Materiality is the magnitude of misstatements in the standalone financial results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the standalone financial results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the standalone financial results.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm’s Registration No. 117366W/W-100018)

Place: Mumbai Date: January 12, 2022	Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 22039826AAAAAD1301

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2021 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2021	2021	2020	2021	2020	2021
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	31,867	29,602	25,927	89,365	74,161	1,00,472
Other income, net	512	524	611	1,658	1,657	2,201
Total Income	32,379	30,126	26,538	91,023	75,818	1,02,673
Expenses
Employee benefit expenses	16,355	15,743	14,097	47,328	41,101	55,541
Cost of technical sub-contractors	3,511	3,054	1,839	9,019	5,099	7,084
Travel expenses	221	163	126	518	393	554
Cost of software packages and others	1,861	1,393	1,150	4,543	3,151	4,223
Communication expenses	147	146	163	441	488	634
Consultancy and professional charges	520	449	319	1,364	866	1,261
Depreciation and amortisation expenses	899	859	826	2,586	2,436	3,267
Finance cost	53	48	49	150	145	195
Other expenses	869	823	818	2,507	2,445	3,286
Total expenses	24,436	22,678	19,387	68,456	56,124	76,045
Profit before tax	7,943	7,448	7,151	22,567	19,694	26,628
Tax expense:
Current tax	2,063	1,987	1,927	5,986	5,011	6,672
Deferred tax	58	33	9	130	338	533
Profit for the period	5,822	5,428	5,215	16,451	14,345	19,423
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	(53)	14	126	(72)	280	134
Equity instruments through other comprehensive income, net	–	40	116	41	110	119
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(7)	6	(22)	4	(1)	25
Exchange differences on translation of foreign operations	(33)	(166)	211	91	396	130
Fair value changes on investments, net	(77)	55	26	16	35	(102)
Total other comprehensive income/(loss), net of tax	(170)	(51)	457	80	820	306
Total comprehensive income for the period	5,652	5,377	5,672	16,531	15,165	19,729
Profit attributable to:
Owners of the company	5,809	5,421	5,197	16,425	14,275	19,351
Non-controlling interest	13	7	18	26	70	72
	5,822	5,428	5,215	16,451	14,345	19,423
Total comprehensive income attributable to:
Owners of the company	5,640	5,375	5,647	16,506	15,081	19,651
Non-controlling interest	12	2	25	25	84	78
	5,652	5,377	5,672	16,531	15,165	19,729
Paid up share capital (par value 5/- each, fully paid)	2,097	2,097	2,123	2,097	2,123	2,124
Other equity *#	74,227	74,227	63,328	74,227	63,328	74,227
Earnings per equity share (par value 5/- each)**
Basic ()	13.86	12.88	12.25	38.96	33.65	45.61
Diluted ()	13.83	12.85	12.23	38.88	33.59	45.52

*	Balances for the quarter and nine months ended December 31, 2021 and quarter ended September 30, 2021 represents balances as per the audited Balance Sheet for the year ended March 31, 2021 and balances for the quarter and nine months ended December 31, 2020 represents balances as per the audited Balance Sheet for the year ended March 31, 2020 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter and nine months ended December 31, 2021, quarter ended September 30, 2021 and quarter and nine months ended December 31, 2020.
#	Excludes non-controlling interest

a)	The audited interim condensed consolidated financial statements for the quarter and nine months ended December 31, 2021 have been taken on record by the Board of Directors at its meeting held on January 12, 2022. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Retirement of Whole- time Director

Mr.U.B.Pravin Rao, Chief Operating Officer and Whole-time Director retired from the Board and services of the Company effective December 12, 2021. The Board expressed its deep sense of appreciation for Pravin’s leadership over his 35 years of service with the Company and acknowledges his immense efforts and contributions towards global delivery and business enablement.

c)	Estimation of uncertainties relating to the global health pandemic from COVID-19 ( COVID-19):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of these interim condensed consolidated financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group has, at the date of approval of these condensed financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these interim condensed consolidated financial statements.

d)		Employee stock grants

The Board, on January 12, 2022, based on the recommendations of the Nomination and Remuneration Committee, approved :

	i)	The annual time-based stock incentives in the form of Restricted Stock Units (RSUs) to Salil Parekh, CEO & MD having a market value of 3.25 crore as on the date of grant under the 2015 Stock Incentive Compensation Plan (2015 Plan) in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2022 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2022. The exercise price of RSUs will be equal to the par value of the share.

	ii)	The annual time-based RSU to a KMP having a market value of 1.75 crore as on date of grant under 2015 plan, in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2022 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2022. The exercise price of RSUs will be equal to the par value of the share.

	iii)	The grant of performance-based stock incentives in the form of Restricted Stock Units (RSU's) to certain eligible employees covering Company’s equity shares having a market value of $531,000 (approximately 4 crore) as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan) .. The RSUs will be granted w.e.f February 1, 2022 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2022. The RSUs would vest equally over a period of three years subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan. The exercise price of RSUs will be equal to the par value of the share.

e)	Acquisition of Global Enterprise International (Malaysia) Sdn.Bhd

On December 14, 2021, Infosys Consulting Pte Ltd (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interest in Global Enterprise International (Malaysia) Sdn.Bhd for a total consideration of up to SGD 6 million (approximately 33 crore).  This acquisition is expected to bolster Infosys’ presence in Malaysia, a strategic delivery and sales hub in South East Asia for global clients.

2. Information on dividends for the quarter and nine months ended December 31, 2021

The Board of Directors (in the meeting held on October 13, 2021) declared an interim dividend of 15 /- (par value 5/- each) per equity share. The record date for payment was October 27, 2021 and the same was paid on November 10, 2021. The interim dividend declared in the previous year was 12/- per equity share.

(in )

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2021	2021	2020	2021	2020	2021
Dividend per share (par value 5/- each)
Interim dividend	–	15.00	–	15.00	12.00	12.00
Final dividend	–	–	–	–	–	15.00

3. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2021	2021	2020	2021	2020	2021
Revenue by business segment
Financial Services (1)	10,023	9,566	8,578	28,805	23,905	32,583
Retail (2)	4,612	4,330	3,801	13,118	10,844	14,745
Communication (3)	3,979	3,668	3,215	11,050	9,472	12,628
Energy, Utilities, Resources and Services	3,740	3,501	3,251	10,611	9,306	12,539
Manufacturing	3,598	3,219	2,416	9,520	6,913	9,447
Hi-Tech	2,567	2,511	2,130	7,388	6,436	8,560
Life Sciences (4)	2,383	2,103	1,827	6,377	5,074	6,870
All other segments (5)	965	704	709	2,496	2,211	3,100
Total	31,867	29,602	25,927	89,365	74,161	1,00,472
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	31,867	29,602	25,927	89,365	74,161	1,00,472
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	2,734	2,644	2,346	7,736	6,706	8,946
Retail (2)	1,630	1,503	1,384	4,615	3,733	5,117
Communication (3)	963	816	803	2,486	2,085	2,795
Energy, Utilities , Resources and Services	1,075	1,017	943	3,113	2,620	3,552
Manufacturing	633	724	696	1,982	1,856	2,563
Hi-Tech	636	619	629	1,823	1,896	2,454
Life Sciences (4)	640	588	568	1,799	1,609	2,156
All other segments (5)	72	(80)	46	91	113	306
Total	8,383	7,831	7,415	23,645	20,618	27,889
Less: Other Unallocable expenditure	899	859	826	2,586	2,436	3,267
Add: Unallocable other income	512	524	611	1,658	1,657	2,201
Less: Finance cost	53	48	49	150	145	195
Profit before tax and non-controlling interests	7,943	7,448	7,151	22,567	19,694	26,628

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

4. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2021	2021	2020	2021	2020	2021
Revenue from operations	27,337	25,462	22,043	76,514	63,415	85,912
Profit before tax	7,789	7,303	6,894	21,585	18,436	24,477
Profit for the period	5,870	5,463	5,083	16,056	13,588	18,048

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone condensed financial statements as stated.

By order of the Board for Infosys Limited

Bengaluru, India January 12, 2022	Salil Parekh Chief Executive Officer and Managing Director

The Board has also taken on record the condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2021, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in $ million)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2021	2021	2020	2021	2020	2021
	Audited	Audited	Audited	Audited	Audited	Audited
Revenues	4,250	3,998	3,516	12,031	9,948	13,561
Cost of sales	2,856	2,675	2,275	8,041	6,471	8,828
Gross profit	1,394	1,323	1,241	3,990	3,477	4,733
Operating expenses	396	382	348	1,155	1,036	1,408
Operating profit	998	941	893	2,835	2,441	3,325
Other income, net	68	71	83	223	222	297
Finance cost	7	6	6	20	19	26
Profit before income taxes	1,059	1,006	970	3,038	2,644	3,596
Income tax expense	283	272	263	823	718	973
Net profit	776	734	707	2,215	1,926	2,623
Earnings per equity share *
Basic	0.18	0.17	0.17	0.52	0.45	0.62
Diluted	0.18	0.17	0.17	0.52	0.45	0.61
Total assets	14,673	14,295	13,869	14,673	13,869	14,825
Cash and cash equivalents and current investments	2,703	3,103	3,476	2,703	3,476	3,700
*	EPS is not annualized for the quarter and nine months ended December 31, 2021, quarter ended September 30, 2021 and quarter and nine months ended December 31, 2020.

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2021. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Audited results of Infosys Limited for the quarter and nine months ended December 31, 2021 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2021	2021	2020	2021	2020	2021
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	27,337	25,462	22,043	76,514	63,415	85,912
Other income, net	1,013	1,052	903	2,634	1,963	2,467
Total income	28,350	26,514	22,946	79,148	65,378	88,379
Expenses
Employee benefit expenses	13,275	12,734	11,371	38,199	33,647	45,179
Cost of technical sub-contractors	4,406	3,934	2,516	11,658	6,736	9,528
Travel expenses	195	143	113	453	341	484
Cost of software packages and others	856	736	479	2,120	1,508	2,058
Communication expenses	102	107	123	312	358	464
Consultancy and professional charges	412	365	243	1,087	661	999
Depreciation and amortisation expense	631	601	589	1,809	1,743	2,321
Finance cost	33	32	32	97	93	126
Other expenses	651	559	586	1,828	1,855	2,743
Total expenses	20,561	19,211	16,052	57,563	46,942	63,902
Profit before tax	7,789	7,303	6,894	21,585	18,436	24,477
Tax expense:
Current tax	1,852	1,805	1,750	5,354	4,502	6,013
Deferred tax	67	35	61	175	346	416
Profit for the period	5,870	5,463	5,083	16,056	13,588	18,048
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset, net	(52)	10	130	(74)	292	148
Equity instruments through other comprehensive income, net	–	39	117	41	112	120
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(7)	6	(22)	4	(1)	25
Fair value changes on investments, net	(67)	52	28	23	32	(102)
Total other comprehensive income/ (loss), net of tax	(126)	107	253	(6)	435	191
Total comprehensive income for the period	5,744	5,570	5,336	16,050	14,023	18,239
Paid-up share capital (par value 5/- each fully paid)	2,102	2,102	2,129	2,102	2,129	2,130
Other Equity*	69,401	69,401	60,105	69,401	60,105	69,401
Earnings per equity share ( par value 5 /- each)**
Basic ()	13.96	12.93	11.93	37.96	31.90	42.37
Diluted ()	13.94	12.92	11.93	37.91	31.88	42.33

*	Balances for the quarter and nine months ended December 31, 2021 and quarter ended September 30, 2021 represents balances as per the audited Balance Sheet for the year ended March 31, 2021 and balances for the quarter and nine months ended December 31, 2020 represents balances as per the audited Balance Sheet for the year ended March 31, 2020 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter and nine months ended December 31, 2021, quarter ended September 30, 2021 and quarter and nine months ended December 31, 2020.

1.	Notes pertaining to the current quarter

a)	The audited interim condensed standalone financial statements for the quarter and nine months ended December 31, 2021 have been taken on record by the Board of Directors at its meeting held on January 12, 2022. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed standalone financial statements. These interim condensed standalone financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Retirement of Whole- time Director

Mr.U.B.Pravin Rao, Chief Operating Officer and Whole-time Director retired from the Board and services of the Company effective December 12, 2021. The Board expressed its deep sense of appreciation for Pravin’s leadership over his 35 years of service with the Company and acknowledges his immense efforts and contributions towards global delivery and business enablement.

c)	Estimation of uncertainties relating to the global health pandemic from COVID-19 ( COVID-19):

The Company has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of these interim condensed standalone financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Company has, at the date of approval of these condensed financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Company's financial statements may differ from that estimated as at the date of approval of these interim condensed standalone financial statements.

d)		Employee stock grants

The Board, on January 12, 2022, based on the recommendations of the Nomination and Remuneration Committee, approved :

i)

The annual time-based stock incentives in the form of Restricted Stock Units (RSUs) to Salil Parekh, CEO & MD having a market value of 3.25 crore as on the date of grant under the 2015 Stock Incentive Compensation Plan (2015 Plan) in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2022 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2022. The exercise price of RSUs will be equal to the par value of the share.

ii)

The annual time-based RSU to a KMP having a market value of 1.75 crore as on date of grant under 2015 plan, in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2022 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2022. The exercise price of RSUs will be equal to the par value of the share.

iii)

The grant of performance-based stock incentives in the form of Restricted Stock Units (RSU's) to certain eligible employees covering Company’s equity shares having a market value of $531,000 (approximately 4 crore) as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan) .. The RSUs will be granted w.e.f February 1, 2022 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2022. The RSUs would vest equally over a period of three years subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan. The exercise price of RSUs will be equal to the par value of the share.

2. Notes pertaining to the previous quarter

Proposed transfer of Corporate Social Responsibility (CSR ) Asset

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 (“the Rules”), the Company is required to transfer its CSR capital assets created prior to January 2021. Towards this the Company had incorporated a controlled subsidiary ‘Infosys Green Forum’ under Section 8 of the Companies Act, 2013 and the transfer will be completed upon obtaining the required approvals from regulatory authorities, as applicable.

The carrying amount of the capital asset amounting to 283 crore has been impaired and included as CSR expense in the standalone financial statements during the year ended March 31, 2021 because the Company will not be able to recover the carrying amount of the asset from its Subsidiary on account of prohibition on payment of dividend by this Subsidiary.

3. Information on dividends for the quarter and nine months ended December 31, 2021

The Board of Directors (in the meeting held on October 13, 2021) declared an interim dividend of 15 /- (par value 5/- each) per equity share. The record date for payment was October 27, 2021 and the same was paid on November 10, 2021. The interim dividend declared in the previous year was 12/- per equity share.

(in )

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2021	2021	2020	2021	2020	2021
Dividend per share (par value 5/- each)
Interim dividend	–	15.00	–	15.00	12.00	12.00
Final dividend	–	–	–	–	–	15.00

4. Segment Reporting

The Company publishes standalone financial statements along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the audited interim condensed consolidated financial statements. Accordingly, the segment information is given in the audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2021.

By order of the Board for Infosys Limited

Bengaluru, India January 12, 2022	Salil Parekh Chief Executive Officer and Managing Director

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2021. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of Consolidated Audited Financial Results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2021 prepared in compliance with the Indian Accounting Standards (Ind-AS)

( in crore except per equity share data)

Particulars	Quarter ended December 31,	Nine months ended December 31,	Quarter ended December 31,
	2021	2021	2020
Revenue from operations	31,867	89,365	25,927
Profit before tax	7,943	22,567	7,151
Profit for the period	5,822	16,451	5,215
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	5,652	16,531	5,672
Profit attributable to:
Owners of the company	5,809	16,425	5,197
Non-controlling interest	13	26	18
	5,822	16,451	5,215
Total comprehensive income attributable to:
Owners of the company	5,640	16,506	5,647
Non-controlling interest	12	25	25
	5,652	16,531	5,672
Paid-up share capital (par value 5/- each fully paid)	2,097	2,097	2,123
Other equity *#	74,227	74,227	63,328
Earnings per equity share (par value 5/- each)**
Basic ()	13.86	38.96	12.25
Diluted ()	13.83	38.88	12.23

*	Balances for the quarter and nine months ended December 31, 2021 represents balances as per the audited Balance Sheet for the year ended March 31, 2021 and balances for the quarter ended December 31, 2020 represents balances as per the audited Balance Sheet for the year ended March 31, 2020 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter and nine months ended December 31, 2021 and quarter ended December 31, 2020.
#	Excludes non-controlling interest

a)	The audited interim condensed consolidated financial statements for the quarter and nine months ended December 31, 2021 have been taken on record by the Board of Directors at its meeting held on January 12, 2022. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Retirement of Whole- time Director

Mr.U.B.Pravin Rao, Chief Operating Officer and Whole-time Director retired from the Board and services of the Company effective December 12, 2021. The Board expressed its deep sense of appreciation for Pravin’s leadership over his 35 years of service with the Company and acknowledges his immense efforts and contributions towards global delivery and business enablement.

c)	Estimation of uncertainties relating to the global health pandemic from COVID-19 ( COVID-19):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of these interim condensed consolidated financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group has, at the date of approval of these condensed financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these interim condensed consolidated financial statements.

d)		Employee stock grants

The Board, on January 12, 2022, based on the recommendations of the Nomination and Remuneration Committee, approved :

i)

The annual time-based stock incentives in the form of Restricted Stock Units (RSUs) to Salil Parekh, CEO & MD having a market value of 3.25 crore as on the date of grant under the 2015 Stock Incentive Compensation Plan (2015 Plan) in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2022 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2022. The exercise price of RSUs will be equal to the par value of the share.

ii)

The annual time-based RSU to a KMP having a market value of 1.75 crore as on date of grant under 2015 plan, in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2022 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2022. The exercise price of RSUs will be equal to the par value of the share.

iii)

The grant of performance-based stock incentives in the form of Restricted Stock Units (RSU's) to certain eligible employees covering Company’s equity shares having a market value of $531,000 (approximately 4 crore) as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan) .. The RSUs will be granted w.e.f February 1, 2022 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2022. The RSUs would vest equally over a period of three years subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan. The exercise price of RSUs will be equal to the par value of the share.

e) Acquisition of Global Enterprise International (Malaysia) Sdn.Bhd

On December 14, 2021, Infosys Consulting Pte Ltd (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interest in Global Enterprise International (Malaysia) Sdn.Bhd for a total consideration of up to SGD 6 million (approximately 33 crore).  This acquisition is expected to bolster Infosys’ presence in Malaysia, a strategic delivery and sales hub in South East Asia for global clients.

2. Information on dividends for the quarter and nine months ended December 31, 2021

The Board of Directors (in the meeting held on October 13, 2021) declared an interim dividend of 15 /- (par value 5/- each) per equity share. The record date for payment was October 27, 2021 and the same was paid on November 10, 2021. The interim dividend declared in the previous year was 12/- per equity share.

(in )

Particulars	Quarter ended December 31,	Nine months December 31,	Quarter ended December 31,
	2021	2021	2020
Dividend per share (par value 5/- each)
Interim dividend	–	15.00	–
Final dividend	–	–	–

3. Audited financial results of Infosys Limited (Standalone information)

(in crore)

Particulars	Quarter ended December 31,	Nine months ended December 31,	Quarter ended December 31,
	2021	2021	2020
Revenue from operations	27,337	76,514	22,043
Profit before tax	7,789	21,585	6,894
Profit for the period	5,870	16,056	5,083

The above is an extract of the detailed format of Quarterly audited financial results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Audited Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2021. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

By order of the Board for Infosys Limited

Bengaluru, India January 12, 2022	Salil Parekh Chief Executive Officer and Managing Director